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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                  Schedule 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No.  Not Applicable  )1
                                       --------------


                       Sanchez Computer Associates, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Tile of Class of Securities)


                                  (799702105)
                                 (CUSIP NUMBER)



          The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     CUSIP No.  799702105

       1.   NAME OF REPORTING PERSON       Frank R. Sanchez
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)
                                                 (b)

       3.   SEC USE ONLY

       4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       5.   SOLE VOTING POWER                           806,046
            (includes 9,600 shares that may be acquired upon exercise
             of options exercisable within 60 days of 12/31/96)

       6.   SHARED VOTING POWER                         N/A

       7.   SOLE DISPOSITIVE POWER                      806,046
            (includes 9,600 shares that may be acquired upon
             exercise of options exercisable within 60 days
             of 12/31/96)

       8.   SHARED DISPOSITIVE POWER   N/A

       9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       806,046
            (includes 9,600 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/96)

      10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

      11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.4 %

      12.   TYPE OF REPORTING PERSON* IN
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          ITEM 1 (A)  NAME OF ISSUER:
                      ---------------
          Sanchez Computer Associates, Inc.


          ITEM 1 (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      ------------------------------------------------
          40 Valley Stream Parkway
          Malvern, PA  19355


          ITEM 2 (A)  NAME OF PERSON FILING:
                      ----------------------
          Frank R. Sanchez


          ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     -------------------------------------------------
                     RESIDENCE:
                     ----------
          40 Valley Stream Parkway
          Malvern, PA  19355


          ITEM 2 (C )  CITIZENSHIP:
                       ------------
          USA


          ITEM 2 (D)  TITLE OF CLASS OF SECURITIES:
                      -----------------------------
          Common Stock, no par value


          ITEM 2 (E)  CUSIP NUMBER:
                      -------------
          799702105


          ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS:

              (a) Broker or dealer registered under Section 15 of the Act

              (b)   Bank as defined in Section 3(a) (6) of the Act.

              (c)   Insurance Company as defined in Section 3(a) (19) of the
                    Act.

              (d) Investment Company registered under Section 8 of the Investment Company Act of 1940.
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               (e)  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940.

               (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b
                    (1) (ii) (f).

               (g)  Parent Holding Company, in accordance with Rule 13d-1 (b)
                    (ii) (G); see Item 7.

               (h)  Group, in accordance with Rule 13d-1 (b) (1) (ii) (h).

               Not applicable.

          ITEM 4  OWNERSHIP:
                  ----------

               (a) Amount Beneficially Owned: 806,046
               (includes 9,600 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/96)

               (b) Percent of Class:          7.4 %

               (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote     806,046
               (includes 9,600 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/96)


          (ii) shared power to vote or to direct the vote   0

          (iii)sole power to dispose or to direct the disposition of 806,046 (includes 9,600 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/96)

          (iv) shared power to dispose or to direct the          0
                             disposition of

          ITEM 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:
                    ---------------------------------------------

               If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following. N/A
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          ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    --------------------------------------------------------
               PERSON:
               -------

               N/A

          ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                    ---------------------------------------------------------
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               -------------------------------------------------------------
               COMPANY:
               --------

               N/A

          ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                    ------------------------------------------------------------
               THE GROUP:
               ----------

               N/A

          ITEM 9    NOTICE OF DISSOLUTION OF GROUP:
                    -------------------------------

               N/A

          ITEM 10   CERTIFICATION:
                    --------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                    SIGNATURE
                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /S/ Frank R. Sanchez
                                    ---------------------

               DATED:  February 13, 1997
               -------------------------